October 15, 2008

VIA EDGAR

Larry Spirgel, Esq.

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	The Washington Post Company
Form 10-K for the Year ended December 31, 2007
Filed February 28, 2008
File No. 001-06714

Dear Mr. Spirgel:

This letter responds to comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff dated September 19, 2008 (the “Comment Letter”) regarding the above-referenced Form 10-K of The Washington Post Company (the “Company”).

Our responses to the Staff’s comments are set forth below following your comments numbered as set forth in the Comment Letter.

Executive Compensation, page 14

Compensation Discussion and Analysis, page 14

1.

It appears that you used the Towers Perrin Survey of Compensation and Media Executives for benchmarking purposes. If you use surveys for benchmarking purposes, you must identify the companies in the surveys. Please confirm in your response letter that you will comply with our comment in the future filings where you use the surveys to benchmark elements of your named executive officers’ compensation. See Regulation S-K Item 402(b)(2)(xiv). For additional guidance, please refer to Question 118.05 of the Division of Corporation Finance’s compliance and disclosure interpretations regarding Regulation S-K, available on our website at http://www.sec.gov/divisions/corpfin/cfguidance.shtml#regs-k.

We do not utilize the Towers Perrin Survey of Compensation and Media Executives, or any other survey, for benchmarking purposes. We routinely review this survey to get a general understanding of the compensation structures maintained by similarly situated companies, but we do not target our executives’ compensation at a certain level or

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percentage based upon other companies’ compensation arrangements. We will revise our disclosure in the future to clarify that we do not engage in benchmarking. We will also clarify in future filings how we do use the Towers Perrin Survey information and, to the extent that we do ever benchmark in the future, as that term is defined in the Staff guidance, we will disclose that information.

Elements of Compensation, page 15

Performance-Based Incentive Compensation, page 16

2.

We note that annual bonuses and the payout on performance units are based upon achieving business unit and corporate performance goals. In future filings, please disclose the performance targets that must be reached for the payment of annual bonuses and for payouts on performance units. See Item 402(b)(2)(v) of Regulation SK. If you believe such disclosure would result in competitive harm such that the information could be omitted under Instruction 4 to Item 402(b), please provide in your response letter a detailed explanation for such conclusion. If you believe you have a sufficient basis to keep the information confidential, discuss in future filings how difficult it would be for the executive or how likely it would be for you to achieve the undisclosed performance target. Note that general statements regarding the level of difficulty or ease associated with achieving performance measures are not sufficient. In discussing how difficult it would be for an executive or how likely it will be for the company to achieve the target levels or other factors, provide as much detail as necessary without providing information that would result in competitive harm. For guidance, please refer to Question 118.04 of Division of Corporation Finance’s compliance and disclosure interpretations regarding Regulation S-K.

Annual Incentive Plan

We will disclose the performance targets for each named executive officer under our Annual Incentive Plan for the applicable year in future filings.

Performance Unit Plan

We respectfully submit that additional information concerning the performance “targets” under the Performance Unit Plan is not required by Item 402(b) because this information is not material or necessary to an understanding of the compensation paid to the named executive officers under the Performance Unit Plan.

All named executive officers participate in our long-term Performance Unit Plan. The amount of compensation payable to each named executive officer under the plan is determined by (i) a weighted combination of eight different factors that relate to individual business unit performance of the newspaper operations, principally The Washington Post (“The Post”), the ownership and operation of cable television systems (“CableOne”), magazine publishing, principally Newsweek (“Newsweek”), television

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broadcasting (“PNS”), and Kaplan Inc. (“Kaplan”) and (ii) the discretion of the Company’s Compensation Committee. Each of these five business units has its own range of performance-based goals. Performance goals for the business units generally are measured over four-year cycles; the exception to this is Newsweek, which measures performance on an annual basis. (Thus, the eight performance factors are one four-year performance factor each for The Post, CableOne, PNS and Kaplan, and four one-year performance factors for Newsweek.) Payout levels are based on achievement relative to the range of goals, and payout levels increase as overall achievement of the business units increases. The weighting of the factors is as follows: 65% of the total payout value of the performance units for the named executive officers is determined by the seven performance factors associated with The Post, CableOne, Newsweek and PNS, while 35% of the total payout is based on the performance factor associated with the Kaplan business unit.

In our view, disclosure of the specific performance goals for each business unit is not material or necessary to an understanding of our Performance Unit Plan because of the large number of performance measures taken into account for each named executive officer under the plan, each of which (other than the Kaplan performance factor) affects only a small portion (between about 4% and 16%) of the payment to that named executive officer. We specifically disclose that the performance measure taken into account for the Kaplan business unit is cumulative operating income (excluding certain charges, such as Kaplan stock-based compensation), for the 2007 – 2010 performance cycle. It is clear that if the specific performance goals are immaterial, then to the extent any business unit may have a particular target or targets within those goals, such targets are immaterial as well.

Further, certain of the business units have set ‘targets’ for performance that are not quantitative in nature, and would therefore not be useful to an investor trying to understand or predict the compensation payable under the plan. For example, two of the four business units other than Kaplan measure performance relative to a group of competitors. Disclosure of such targets is not meaningful to an understanding of the Company’s compensation programs, as it is impossible to predict in advance how the Company’s competitors will perform.

Additionally, the range of business goals and the targets, if any, within those ranges are not material to an investor’s understanding of the plan because payment under the plan is not solely reliant on the eight factors outlined above, much less the goals established within each of those eight factors. Performance is measured over four-year cycles, but the Compensation Committee has the power under the plan to change the range of goals and associated payouts in the middle of a cycle if they feel the metrics are no longer appropriate. Additionally, the Compensation Committee retains the discretion to modify the final payment to the named executive officers in the event the payment called for by the factors is considered to be unsuitable. Because of the discretion retained by the Compensation Committee to change or deviate from the formulas used to measure

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business unit performance, the individual metrics for business unit performance become even less important to an investor’s analysis of performance-based incentive compensation.

We also believe that to the extent any individual business unit may have a specific target or targeted range of performance, identifying such targets is not material or necessary to an investor’s ability to understand the degree of difficulty or ease of achieving a particular compensation level since under the plans there are a myriad of performance results that could dictate any given payout level. As disclosed, the nominal value of each performance unit is $100. There are virtually an infinite number of combinations of performance results that could result in a payout of $100. For example, a named executive officer could receive a payout of $100 per unit whether all five business units do well over a four-year cycle or half of the business units do exceptionally well and half do poorly because the average calculation at the end of the four-year cycle could be the same. As a result, an employee’s motivation to achieve any specific “targeted” level of performance is no different from his motivation to achieve any other level of good performance, and his return from achieving any targeted level of performance is in no sense special or indicative of the degree of difficulty of achieving any level of compensation under the plan as a whole.

It is also noteworthy that none of the eight factors under our Performance Unit Plan are based on corporate level results; the plan utilizes a “bottom-up” formula based on business unit performance. To the extent that certain of the business unit performance factors are quantitative in nature, they relate to financial results which investors would have no or limited ability to evaluate in regard to the degree of difficulty that they imply for achieving any given bonus payout amount.

Finally, we also believe that to the extent there are specific performance targets or goals, these goals are not only immaterial to an investor but will potentially be misleading for the following reasons. In his letter to shareholders printed in the 2006 Annual Report, Donald Graham, the Chairman of the Board and Chief Executive Officer of the Company, stated that the Company “will willingly take actions that produce poor published results in a quarter, a year or several years if those actions will build a more valuable company for our shareholders.” In furtherance of this fundamental strategic view, the Board of Directors periodically re-assesses the import of pre-established goals for the Company’s business units as circumstances change or opportunities arise in order to build long-term value in the Company. Consistent with this approach, the Company has a longstanding policy of not providing guidance to the investment community. For this reason, the Company and the Board of Directors have maintained a consistent policy of keeping any projections and goals that it may establish confidential, and believe that it is important to continue to do so. The Company’s investors are aware that the Company’s Board of Directors and management are focused on creating long-term growth for the Company. Additionally, the discretion allotted to the Committee under the Performance Unit Plan is designed to align the interests of the plan participants with

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those of the shareholders, and by doing so, to ensure that these individuals are motivated to work toward the long-term growth of the Company, even at the expense of targets for individual business units. In light of this background, we believe that disclosure of performance “targets” under our Performance Unit Plan would inevitably lead to a confused message about our basic compensation philosophy that stems from this strategic view.

For all of the foregoing reasons, it is our belief that disclosure of goals or targets for the various business units are immaterial to an understanding of the compensation for executives who participate in the Performance Unit Plan.

3.	Please disclose the percentage of base salary that is the bonus target for each named executive officer under the annual incentive plan.

Our current disclosure provides the information for a shareholder to determine the percentage of base salary that is the bonus target for each named executive officer under our Annual Incentive Plan by simply referring to the Summary Compensation Table. However, we will revise our disclosure in future filings to specifically state the percentage for each named executive officer.

4.	Please discuss the threshold, target and maximum levels of performance under the Performance Unit Plans.

Please see response to comment 2 above.

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The Company acknowledges that (1) the Company is responsible for the adequacy and accuracy of the disclosure in its filings, (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (3) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in this matter. Please do not hesitate to call me at (202) 334-6721 with any questions that you may have with respect to the foregoing.

Very truly yours,

/s/ Nicole Maddrey

Nicole Maddrey

Associate General Counsel

cc:	Kathleen Krebs, Esq
John Zitko, Esq.

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